Exhibit 1.4

July 21, 2023

Re:          Reprice and Reload Offer of Ordinary Share Purchase Warrants

To Whom It May Concern:

Redhill Biopharma Ltd. (the “Company”) is pleased to offer to you (the “Holder”) the opportunity to receive (i) new warrants of the Company to purchase ordinary shares represented by American Depositary Shares (“ADSs”) and (ii) a reduction in the Exercise Price of the Class B warrants to purchase ordinary shares represented by ADSs (the “Class B Warrants”) held by you in consideration for the exercise of  the Class A warrants to purchase ordinary shares represented by ADSs issued to you on or about April 3, 2023 (the “Class A Warrants” and together with the Class B Warrants, the “Existing Warrants”).  The ADSs, representing ordinary shares underlying the Class A Warrants (the “Class A Warrant ADSs”) and the ADSs representing ordinary shares underlying the Class B Warrants (the “Class B Warrant ADSs” and, together with the Class A Warrant ADSs, the “Existing Warrant ADSs”) have been registered pursuant to a registration statement on Form F-3 (File No. 333-258259)(the “Registration Statement”).  The Registration Statement is currently effective and, upon exercise of the Class A Warrants, will, to the Company’s knowledge, be effective for the issuance of the Class A Warrant ADSs. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Existing Warrants.

The Company desires to reduce the Exercise Price of the Class A Warrants to $1.35 per ADS (the “Reduced Exercise Price”).  In consideration for cash exercising all of the Class A Warrants held by you (the “Warrant Exercise”) on or before 8:00 a.m. (New York City time) on July 21, 2023 (the “Offer Expiration Time”), the Company hereby offers to (i) issue to you or your designees a new warrant to purchase ordinary shares represented by ADSs (the “New Warrants”) to purchase up to a number of ordinary shares represented by ADSs (the “New Warrant ADSs”) equal to 100% of the number of Class A Warrant ADSs issued pursuant to each Warrant Exercise that occurs from and after the date hereof and prior to the Offer Expiration Time, which New Warrants shall be in the form of Exhibit A attached hereto, will be immediately exercisable and have an exercise price equal to $1.80 per ADS, and (ii) reduce the Exercise Price of the Class B Warrants to $1.80 per ADS.  The original New Warrant certificates will be delivered within five Business Days following the Offer Expiration Time.  Notwithstanding anything herein to the contrary, in the event the Warrant Exercise would otherwise cause the Holder to exceed the beneficial ownership limitations (“Beneficial Ownership Limitation”) set forth in Section 2(e) of the Class A Warrants, the Company shall only issue such number of ordinary shares represented by Warrant ADSs to the Holder that would not cause the Holder to exceed the maximum number of ordinary shares represented by Warrant ADSs permitted thereunder with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the Class A Warrants which shall be deemed prepaid thereafter, and exercised pursuant to a Notice of Exercise in the Class A Warrants (provided no additional exercise price shall be payable).

The Holder may accept this offer by signing this letter below, with such acceptance constituting the Holder’s exercise of all of its Class A Warrants and as set forth on the Holder's signature page attached hereto for an aggregate exercise price as set forth on the Holder’s signature page hereto (the “Aggregate Exercise Price”) on or before the Offer Expiration Time.

Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto. Holder represents and warrants that, as of the date hereof it is, and on each date on which it exercises any New Warrants it will be, an “accredited investor” as defined in Rule 501 of the Securities Act, and agrees that the New Warrants will contain restrictive legends when issued, and neither the New Warrants nor the ordinary shares represented by ADSs issuable upon exercise of the New Warrants will be registered under the Securities Act, except as provided in Annex A attached hereto.

If this offer is accepted and this letter agreement is executed and delivered to the Company on or before the Offer Expiration Time, the Company shall (i) issue a press release disclosing the material terms of the transactions contemplated hereby (the “Press Release”) on or before 9:00 a.m. (New York City time) on July 21, 2023 and (ii) file a Current Report on Form 6-K with the Securities and Exchange Commission disclosing all material terms of the transactions contemplated hereunder, including this letter agreement as an exhibit thereto with the Commission within the time required by the Exchange Act.  From and after the issuance of the Press Release, the Company represents to the Holder that it shall have publicly disclosed all material, non-public information delivered to the Holder by the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated hereby. In addition, effective upon the issuance of the Press Release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company or any of its officers, directors, agents, employees or Affiliates on the one hand, and the Holder or any of its Affiliates on the other hand, shall terminate. From and after the issuance of the Press Release, the Company represents to the Holder that none of the Company’s directors, officers, employees or agents will provide the Holder with any material, nonpublic information that is not disclosed in the Press Release.

The Company represents, warrants and covenants that, upon acceptance of this offer, all of the Class A Warrant ADSs being issued upon exercise of the Class A Warrants shall be delivered electronically through the Depository Trust Company within two (2) Trading Days of the date the Company receives the Aggregate Exercise Price (or, with respect to ADSs that would otherwise be in excess of the Beneficial Ownership Limitation, within two (2) Business Days of the date the Company is notified by Holder that its ownership is less than the Beneficial Ownership Limitation).  Except as set forth herein, the terms of the Existing Warrants, including but not limited to the obligations to deliver the Existing Warrant ADSs, shall remain in effect as if the acceptance of this offer was a formal exercise notice under the Existing Warrants.

Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this letter agreement. The Company shall pay all fees of The Bank of New York Mellon, the depositary for the ADSs (the “Depositary”), stamp taxes and other taxes and duties levied in connection with the delivery of any Class A Warrant ADSs.  This letter agreement shall be governed by the laws of the State of New York without regard to the principles of conflicts of law thereof.

***************

To accept this offer and to provide written consent to reduce the Exercise Prices of the Existing Warrants, Holder must counter execute this letter agreement and return the fully executed letter agreement to the Company at e-mail: ___________, attention: _________, on or before the Offer Expiration Time.

Please do not hesitate to call me if you have any questions.

Sincerely yours,

REDHILL BIOPHARMA LTD.

By: _______________________
Name:
Title:

Accepted and Agreed to:

Name of Holder: ________________________________________________________

Signature of Authorized Signatory of Holder: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Class A Warrant ADSs being exercised:____________

Aggregate Exercise Price of the Class A Warrants at the Reduced Exercise Price being exercised contemporaneously with signing this letter: $___________________

New Warrant ADSs: _________________

Beneficial Ownership Limitation New Warrant: 4.99%/9.99%

Address for Delivery of New Warrant: _________________________

DTC Instructions:

The Class A Warrant ADSs shall be delivered to the following DWAC Account Number:

Broker Name:
Broker DTC DWAC #:
Broker Contact:
Account #:

Annex A – Representations and Warranties

Representations, Warranties and Covenants of the Company.  The Company hereby makes the following representations and warranties to the Holder:

(a)          Registration Statement. The sale of the ordinary shares represented by Class A Warrant ADSs and the Class A Warrant ADSs have been registered pursuant to a registration statement on Form F-3 (File No. 333-258259)(the “Registration Statement”), and the Company knows of no reason why such Registration Statement shall not remain effective for the foreseeable future. The Company shall use commercially reasonable efforts to keep the Registration Statement effective and available for use by the Holder until all Existing Warrant ADSs underlying the Existing Warrants are sold by the Holder.

(b)          Authorization; Enforcement.  The Company will have the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby will be duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith.  This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c)          No Conflicts.  The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected, other than for which a waiver has been obtained by the Company; or (iii) subject to Section (d) below, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(d)          Nasdaq Corporate Governance. To the Company’s knowledge, the transactions contemplated under this letter agreement, comply with all rules of Nasdaq applicable.

(e)         Issuance of the New Warrant. The issuance of the New Warrants will be duly authorized and, upon the execution of this letter agreement by the undersigned, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company, and the shares issuable upon exercise of the New Warrant (the “New Warrant Shares”), when issued in accordance with the terms of the New Warrant, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company will reserve from its duly authorized capital stock a number of ordinary shares of the Company, as represented by ADSs, for issuance of the New Warrant Shares in full.

(f)           Legends and Transfer Restrictions.

(i)            The New Warrants, Warrant Shares (as defined in the New Warrants) and the New Warrant ADSs may only be disposed of in compliance with state and federal securities laws.  In connection with any transfer of New Warrants, Warrant Shares or New Warrant ADSs other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Holder or in connection with a pledge, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Ordinary Share Warrant under the Securities Act.

(ii)            The Holder agrees to the imprinting, so long as is required by this Section (f), of a legend on any of the New Warrants, the New Warrant ADSs or Warrant Shares in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE DISTRIBUTED OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AND IN EACH CASE, THE COMPANY AND DEPOSITARY HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO EACH OF THEM THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT.

          The Company acknowledges and agrees that the Holder may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the New Warrants, New Warrant ADSs or Warrant Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Holder may transfer pledged or secured New Warrants, New Warrant ADSs or Warrant Shares to the pledgees or secured parties.  Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith.  Further, no notice shall be required of such pledge.  At the Holder’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of New Warrants, New Warrant ADSs and Warrant Shares may reasonably request in connection with a pledge or transfer of the New Warrants, New Warrant ADSs or Warrant Shares.

(iii)           Legends on any (including the legend set forth in Section (f)(ii) hereof) certificates evidencing the New Warrant Shares and New Warrant ADSs shall be removed in connection with any transfer of New Warrant ADSs or Warrant Shares: (i) while a registration statement covering the resale of such security is effective (and not subject to blackout) under the Securities Act, or (ii) following any sale of such New Warrant ADSs or Warrant Shares pursuant to Rule 144 (assuming cashless exercise of the Ordinary Share Warrants), or (iii) if such New Warrant ADSs or Warrant Shares are eligible for sale under Rule 144 (assuming cashless exercise of the New Warrants), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Depositary or the Holder promptly if required by the Depositary to effect the removal of the legend hereunder, or if requested by the Holder, respectively.  If all or any portion of a New Warrant is exercised at a time when there is an effective registration statement to cover the resale of the New Warrant ADSs or Warrant Shares (that is not subject to blackout), or if such New Warrant ADSs or Warrant Shares may be sold under Rule 144 (assuming cashless exercise of the New Warrants) or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such New Warrant ADSs or Warrant Shares shall be issued free of all legends.  The Company agrees that following such time as such legend is no longer required under this Section (f), the Company will, no later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Depositary of a certificate representing New Warrant ADSs or Warrant Shares, as applicable, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to the Depositary that enlarge the restrictions on transfer set forth in this Section (f).  New Warrant ADSs or Warrant Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company System as directed by the Holder.  As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADSs as in effect on the date of delivery of a certificate representing New Warrant ADSs or Warrant Shares issued with a restrictive legend.

(iv)            In addition to the Holder’s other available remedies, the Company shall pay to the Holder, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of New Warrant ADSs (based on the VWAP of the ADSs on the date such securities are submitted to the Depositary) delivered for removal of the restrictive legend and subject to this Section (f), $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such New Warrant ADSs are delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to the Holder by the Legend Removal Date such New Warrant ADSs so delivered to the Company by the Holder that is free from all restrictive and other legends and (b) if after the Legend Removal Date the Holder purchases (in an open market transaction or otherwise) ADSs or Ordinary Shares to deliver in satisfaction of a sale by the Holder of all or any portion of the number of ADSs or Ordinary Shares, or a sale of a number of ADSs equal to all or any portion of the number of ADSs, that the Holder anticipated receiving from the Company without any restrictive legend, then an amount equal to the excess of the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the ADSs so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the “Buy-In Price”) over the product of (A) such number of New Warrant ADSs that the Company was required to deliver to the Holder by the Legend Removal Date multiplied by (B) the lowest closing sale price of the ADSs on any Trading Day during the period commencing on the date of the delivery by the Holder to the Company of the applicable New Warrant ADSs and ending on the date of such delivery and payment under this Section (f)(iv).

(g)          Public Information Failure. At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the New Warrant ADSs (assuming cashless exercise) may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to the Holder’s other available remedies, the Company shall pay to the Holder, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the New Warrant ADSs an amount in cash equal to two percent (2.0%) of the aggregate Exercise Price of the Holder’s New Warrants on the day of a Public Information Failure and on every thirtieth (30th) day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required  for the Holder to transfer the New Warrant ADSs pursuant to Rule 144.  The payments to which the Holder shall be entitled pursuant to this Section (g) are referred to herein as “Public Information Failure Payments.”  Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured.  In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit the Holder’s right to pursue actual damages for the Public Information Failure, and the Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

(h)          Listing of ADSs. The Company shall apply to list or quote all of the New Warrant ADSs on Nasdaq and promptly secure the listing of all of the New Warrant ADSs on Nasdaq.

(i)          Registration Statement.  As soon as practicable (and in any event within fifteen (15) calendar days of the date of this Agreement), the Company shall file a registration statement on Form F-3 (or other appropriate form if the Company is not then F-3 eligible) providing for the resale by the Holders of the New Warrant ADSs issued and issuable upon exercise of the New Warrants.  The Company shall use commercially reasonable efforts to cause such registration to become effective on or prior to the 30th calendar day after the initial filing date and to keep such registration statement effective at all times until no Holder owns any New Warrants or New Warrant Shares issuable upon exercise thereof.

(j)          Subsequent Equity Sales.  From the date hereof until thirty (30) days following the date hereof, neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or Ordinary Share Equivalents or (ii) file any registration statement or amendment or supplement thereto, other than (a) the prospectus supplement to the base prospectus included in the Registration Statement registering the sale and issuance of ADSs to certain purchasers (the “Purchasers”), dated as of the date hereof, (b) a resale registration statement to register the ADSs issuable upon exercise of warrants held by the Purchasers only, (c) a resale registration statement on Form F-3 registering for resale the ADSs issuable upon the exercise of certain warrants issued in a private placement in May 2022 or (d) a resale registration statement providing for the resale by the Holders of the New Warrant ADSs issued and issuable upon exercise of the New Warrants.  Notwithstanding the foregoing, this Section (j) shall not apply in respect of an Exempt Issuance.  As used herein, “Exempt Issuance” means (i) the issuance of securities to directors, officers, employees and consultants of the Company pursuant to employee benefit plans, equity incentive plans or other employee compensation plans existing on the date hereof and as described in the Prospectus or pursuant to Nasdaq Rule 5635(c)(4), provided that issuances to consultants under this clause (i) shall be issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during thirty days following the date hereof, (ii) securities pursuant to the exercise, exchange or conversion of any options, warrants, restricted stock units, rights or convertible securities outstanding on the date hereof, provided that such options, warrants, restricted stock units, rights or convertible securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities (except in connection with an exchange of equity awards issued under the Company’s equity incentive plans), (iii) securities upon the exercise or exchange of, or conversion of, any securities issued hereunder, in connection with the transactions pursuant to this letter agreement, (iv) securities issued in connection with any joint venture, commercial or collaborative relationship, or the acquisition or license by the Company of the securities, businesses, property or other assets of another person, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the thirty days following the date hereof, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (v) issuances to one or more lenders in connection with the Company’s entry into a debt financing transaction, provided that such issuances shall only be in the form of warrants to purchase ADSs, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the thirty days following the date hereof, (vi) the issuance of warrants to the Placement Agent or its designees in connection with the transactions pursuant to this Agreement and any securities issued upon exercise of such warrants to the Placement Agent or its designees, (vii) issuances of securities pursuant to that certain strategic agreement between Kukbo Co. Ltd. And the Company, dated November 8, 2021, provided that such securities shall be issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the thirty days following the date hereof, and (viii) issuances pursuant to that certain securities purchase agreement, dated as of the date hereof.

(k)          From the date hereof until one (1) year following the date hereof, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of any ADSs, Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction.  “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional ADSs or Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the ADSs or Ordinary Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for ADSs or Ordinary Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price regardless of whether shares or ADSs pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled; provided, however, that, after six (6) months following the date hereof, the entry into and/or issuance of Ordinary Shares or ADSs in an “at the market” offering shall not be deemed a Variable Rate Transaction.  Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

Annex B – Form of New Warrant